                                   EXHIBIT 1

                                                                  EXECUTION COPY


                             SILICON BANDWIDTH, INC.
                          1001 Bayhill Drive, Suite 140
                               San Bruno, CA 94066


                                  May 14, 1999


The Panda Project, Inc.
951 Broken Sound Parkway
Boca Raton, FL 33487


               Re: Acquisition by Silicon Bandwidth, Inc. of Assets of The Panda Project, Inc.

Gentlemen:

               This letter, upon your execution and delivery of a copy to Silicon Bandwidth, Inc., a Delaware corporation ("Purchaser"), shall constitute and confirm the binding agreement between The Panda Project, Inc., a Florida corporation ("Seller"), and Purchaser regarding the acquisition (the "Acquisition") by Purchaser from Seller (and its subsidiary corporations and related divisions, if applicable) of the Assets (as defined in Exhibit A), including, without limitation, substantially all of the assets of Seller including, but not limited to, trade names, intellectual property, patents, trade secrets, accounts receivable, equipment and inventories used in, or necessary for, the operation of the semiconductor packaging and interconnect devices business of Seller (the "Business"), as further described below.

               Concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser's willingness to enter into this Agreement, certain securityholders of Seller, which, in the aggregate, own, or will own after the exercise or conversion of securities of Seller owned by such securityholders, sufficient shares of capital stock of Seller to assure all necessary Seller shareholder approvals of the Acquisition, are entering into a voting agreement in the form attached hereto as Exhibit B (the "Voting Agreement.")

               Section 1. Purchase of Assets. Purchaser shall purchase from Seller, and Seller shall sell, convey and assign to Purchaser, free and clear of all claims, liens and interests except as is provided for herein, all of Seller's right, title and interest in and to the Assets; provided, that, Seller shall not assign to Purchaser any Excluded Assets (as defined in Exhibit A).

               Section 2. Assignment and Assumption of Contracts. The term "Assets" includes any and all contracts and other rights (the "Contracts") used in, or necessary for, the operation of the Business, except for contracts which are Excluded Assets.

               Section 3. Liabilities. On the Closing Date, Purchaser shall assume (i) liabilities and obligations arising out of the ownership, use and operation of the Business after the Closing Date; and (ii) the other liabilities and obligations specified in Exhibit C (the "Assumed Liabilities"). Purchaser shall not be liable for any other liabilities or obligations of Seller or its respective affiliates except as is otherwise specifically set forth herein.

               Section 4. Payment of Purchase Price. On the Closing Date, in consideration of the sale by Seller of the Business and Assets to Purchaser, Purchaser will: (i) issue to Seller the shares of common stock of Purchaser (the "Purchaser Common Stock") initially representing 10% of the capital stock of Purchaser on a fully diluted basis (counting the shares underlying the options pool referred to in Section 9 hereof as outstanding as well as the 7,000,000 shares of Series A Preferred Stock referred to in Section 7(iii) hereof); and
(ii) assume the liabilities specified in Section 3 hereof.

               Section 5. Closing Date. The term "Closing Date" means a day set for the closing of the Acquisition and mutually agreeable to Purchaser and Seller; provided, that in no event shall the Closing Date be later than October 31, 1999. If the Closing Date shall not have occurred by October 31, 1999, this agreement (or the Definitive Agreement) shall terminate by written notice by either party, with no continuing obligations of any party, except pursuant to Sections 17, 18 and 19 hereof.

               Section 6. Representations and Warranties of Seller. Seller hereby represents and warrants to Purchaser that:

                           (i) Organization and Qualification. Seller and each directly and indirectly owned subsidiary of Seller has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, as the case may be, and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its agreements, limitations on voting rights, charges and encumbrances of any nature whatsoever.

                            (ii) Authority Relative to This Letter. Seller has all necessary corporate power and authority to execute and deliver this letter and to perform its obligations hereunder and to consummate the Acquisition. The execution and delivery of this letter by Seller and the consummation by Seller of the Acquisition have been duly and validly authorized by all necessary corporate action, and, to Seller's knowledge, no other corporate proceedings on the part of Seller are necessary to authorize this letter or to consummate the Acquisition except the approval of the Definitive Agreement and the Acquisition by holders of a majority of the common stock of Seller and the holders of 66 2/3 % of the Series A Preferred Stock of Seller. The securityholders of Seller who are entering into the Voting Agreement own, or will own after the exercise or conversion of securities of Seller owned by such securityholders, sufficient shares of capital stock of Seller to assure all necessary Seller shareholder approvals of the Acquisition. This letter has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Purchaser, constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.


                                       2.

                             (iii) No Conflict; Required Filings and Consents.

                                   a. The execution and delivery of this letter
by Seller do not, and the performance by Seller of its obligations hereunder and the consummation of the Acquisition will not, (i) conflict with or violate any provision of the articles of incorporation or bylaws of Seller or any equivalent organizational documents of any subsidiary of Seller, (ii) conflict with or violate any law applicable to Seller or any Seller subsidiaries or by which any property or asset of Seller or any Seller subsidiaries is bound or affected or
(iii) result in any breach of or constitute a default (or an event which, with the giving of notice or lapse of time or both, could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Seller or any Seller subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for the Helix security interest and for any such conflicts, violations, breaches, defaults or other occurrences which are not reasonably expected, individually or in the aggregate, to prevent or materially delay the performance by Seller of its obligations pursuant to this letter or the consummation of the Acquisition.

                                   b. The execution and delivery of this letter
by Seller do not, and the performance by Seller of its obligations hereunder and the consummation of the Acquisition will not, require any consent, approval, authorization or permit of, or filing by Seller with or notification by Seller to, any governmental entity.

                           (iv) Properties. Seller has good and marketable title, free and clear of all liens, to all their material properties and assets, whether tangible or intangible, real, personal or mixed, except liens arising in the ordinary course of business and except for the Helix security interest. All buildings, and all fixtures, equipment and other property and assets that are material to its business on a consolidated basis, held under leases or sub-leases by Seller or any subsidiary of Seller are held under valid instruments enforceable in accordance with their respective terms, subject to applicable laws of bankruptcy, insolvency or similar laws relating to creditors' rights generally and to general principles of equity (whether applied in a proceeding in law or equity). Substantially all of Seller's and Seller's subsidiaries' equipment in regular use, which is to be purchased by Purchaser, has been reasonably maintained and is in serviceable condition, reasonable wear and tear excepted.

                           (v) Disclosure. No representation or warranty of Seller in this letter contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained herein not misleading.

               Section 7. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller that:

                            (i) Organization and Qualification. Purchaser has been duly organized and is validly existing and in good standing under the laws of the state of Delaware.


                                       3.

                           (ii) Authority Relative to This Letter. Purchaser has all necessary corporate power and authority to execute and deliver this letter and to perform its obligations hereunder and to consummate the Acquisition. The execution and delivery of this letter by Purchaser and the consummation by Purchaser of the Acquisition have been duly and validly authorized by all necessary corporate action, and, to Purchaser's knowledge, no other corporate proceedings on the part of Purchaser are necessary to authorize this letter or to consummate the Acquisition. This letter has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by Seller, constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

                           (iii) Capitalization. As of the Closing Date, the authorized capital stock of Purchaser shall consist of 10,000,000 shares of preferred stock, 7,000,000 of which shall be issued and outstanding, and 30,000,000 shares of common stock, 1,000,000 of which shall be issued and outstanding to Seller pursuant to Section 4 hereof.

                           (iv) Financing Commitments. Purchaser has received irrevocable commitments from investors to provide Purchaser equity capital of not less than $6,000,000 in cash and commitments, subject only to the closing of the Acquisition in accordance with the terms and conditions of this Agreement.

                           (v) Purchaser's Business. Purchaser has not engaged in any business of any kind or nature and will not engage in any business, except as may be contemplated by this Agreement. Purchaser has no indebtedness or liabilities of any kind or nature and will not incur any indebtedness or liabilities from the date hereof through the Closing Date, except as contemplated by this Agreement.

               Section 8. Interim Period. From the date hereof to the Closing Date, Purchaser and Seller will consult on all action reasonably necessary or appropriate to preserve the value of the Business and the Assets and to operate the Business in the ordinary course; Seller will operate the Business in the ordinary course, consistent with past practice and with a view to preserving its value and goodwill and will not implement any material changes to the operation of the Business without notifying Purchaser's prior written approval, provided, that, ultimate control of the Business shall remain exclusively with Seller until after the Closing Date. Subject to the foregoing proviso, the Definitive Agreement will contain other customary restrictions on the operation of the Business prior to the Closing Date, and provided further, that Seller may take any action with respect to Excluded Assets and excluded liabilities notwithstanding the foregoing. Seller shall take no action nor allow any action to be taken to cause any of the representations or warranties of Seller under this Agreement to be untrue.

               Section 9. Employee Matters. Following the Closing Date Purchaser shall offer employment to all of the employees of the Business other than selected individuals to be identified by Purchaser at least 5 days prior to the Closing Date (collectively, the "Employees"). Shares of Purchaser Common Stock equal to 20% of the initial capital stock of Purchaser (computed on a fully diluted basis including the issuance to Seller and the issuance of 7,000,000 shares of Series A Preferred) will be reserved for issuance to Purchaser's employees, officers and directors (specifically including the Employees) upon the exercise of employee stock options with


                                       4.

terms and conditions, including vesting tied to continued employment by Purchaser, customary to venture capital backed start-up companies.

               Section 10. Conditions to Acquisition. (a) Unless waived in writing by Purchaser, Purchaser's obligation to consummate the Acquisition shall be subject to the satisfaction of the following conditions, among others, to be contained in the Definitive Agreement:

                           (i) completion of, and satisfaction with the results of, financial, business, technical and legal due diligence reviews of Seller by the Purchaser;

                           (ii) Seller shall have solicited and received the approval of the holders of common stock of Seller necessary to effect the sale of substantially all of the assets of Seller;

                           (iii) if necessary to consummate the Acquisition, Seller shall have solicited and received the approval of the holders of 66-2/3% of the shares of Series A Preferred Stock of Seller;

                           (iv) Purchaser shall have received all permits, authorizations, consents, agreements and approvals of all foreign or domestic governmental agencies and other third parties which are necessary or appropriate to permit Purchaser to use and operate the Assets in a manner consistent with the manner in which they were used and operated by Seller prior to the Closing Date (the "Approvals"), which Approvals shall not contain any condition or restriction which materially impairs Purchaser's ability to use, operate or enjoy the Assets;

                           (v) there shall not be in effect any injunction, stay or restraining order issued by a court of competent jurisdiction, whether foreign or domestic, staying the effectiveness of any Approval, and there shall not be any pending request for such an injunction, stay or restraining order;

                           (vi) there shall not be threatened or pending any suit, action, investigation, inquiry or other proceeding by or before any court of competent jurisdiction or governmental agency which, in Purchaser's reasonable judgment, could have a material adverse effect on Purchaser's ability to acquire, use, operate or enjoy the Assets;

                           (vii) Seller shall have delivered to Purchaser appropriate closing documents, including a bill of sale and other title documents, satisfactory in form and substance to Purchaser;

                           (viii) Seller shall have delivered to Purchaser a signed counterpart of a stockholders' agreement including the terms set forth in Exhibit D hereto and otherwise satisfactory to Purchaser (the "Stockholders' Agreement");

                           (ix) Purchaser shall be satisfied that applicable bulk sale or similar requirements shall have been complied with by Seller on a timely basis;


                                       5.

                           (x) No material adverse change in the Business or the Assets shall have occurred since the date hereof;

                           (xi) Purchaser shall have received audited financial statements of Seller for the fiscal year ended December 31, 1998;

                           (xii) the Contracts shall have been assigned as contemplated by Section 2;

                           (xiii) All of the employees of Seller prior to the Closing Date designated by the Purchaser as key employees on Exhibit E ("Key Employees") shall have accepted the offer of employment by Purchaser made pursuant to Section 9 above;

                           (xiv) Purchaser shall be satisfied in its sole discretion that Seller is able to sell, convey and assign to Purchaser, free and clear of all claims, liens and interests except as is provided for herein, all of Seller's right, title and interest in and to the Assets; and

                           (xv) Seller shall have complied in all material respects with its covenants and agreements hereunder.

               (b) Unless waived in writing by Seller, Seller's obligation to consummate the transactions contemplated hereby shall be subject to the satisfaction of the following conditions, among others to be contained in the Definitive Agreement:

                           (i) the conditions set forth in subsections (a)(ii) and (iii) shall have been satisfied;

                           (ii) Purchaser and its current stockholders shall each have delivered to Seller a signed counterpart of the Stockholders' Agreement;

                           (iii) Purchaser shall have been capitalized with equity capital of not less than $6,000,000 in cash and commitments; and

                           (iv) Purchaser shall have complied in all material respects with its covenants and agreements hereunder.

               Section 11. Definitive Agreement. Seller and Purchaser agree to negotiate in good faith and use their respective best efforts towards the execution and delivery of the Definitive Agreement as promptly as is practicable after the date hereof. The Definitive Agreement shall contain terms and provisions, including representations, warranties, warranty termination periods, indemnities, etc., as are consistent with the terms hereof and as are customary for transactions of this type.

               Section 12. Due Diligence. Seller will provide Purchaser, together with its accountants, counsel and other authorized representatives, full and complete access during normal business hours to all properties, books, records, agreements and facilities of Seller (insofar as the same are relevant to the Business or the Assets), wherever located, and Seller will make its


                                       6.

officers, employees, attorneys, agents, independent accountants and actuaries available to discuss with Purchaser and its accountants, counsel and other authorized representatives such aspects of the business, financial condition or prospects of the Business and the Assets as Purchaser may deem necessary or desirable. To the extent that the transactions contemplated hereby are not consummated, all written information provided by Seller to Purchaser or its aforementioned representatives will promptly be returned following Seller's written request to Purchaser. All material non-public information provided by Seller will be treated as confidential and will not be disclosed by Purchaser or its representatives to any third party (other than its accountants, counsel and authorized representatives and prospective debt and equity investors for the sole purpose of evaluating the transactions contemplated herein) without the prior written consent of Seller, except as required by law or in connection with any civil, administrative, criminal or other legal proceedings and investigations.

               Section 13. Sales, Transfer and Recording Taxes. Purchaser and Seller shall equally bear sales, transfer or recording taxes and recording fees imposed in connection with the Acquisition.

               Section 14. Affiliates. To the extent that any of the Assets are owned or controlled by Seller's subsidiary corporations or other affiliates, Seller shall cause such persons to convey such Assets to Purchaser pursuant to the Definitive Agreement.

               Section 15. Public Announcements. Seller and Purchaser will cooperate in making, and coordinate the making of, any public announcements of the terms hereof, the Definitive Agreement and/or the Acquisition. Seller and Purchaser have agreed that upon the execution and acceptance of this letter, Seller shall file a Form 8-K with the Securities and Exchange Commission and issue a press release announcing the Acquisition, the form of each of which has been agreed upon by Seller and Purchaser.

               Section 16. Exclusivity. From the date of execution of this agreement until August 1, 1999 or, if earlier, until such time as Purchaser shall state in writing to Seller that the Acquisition will not be consummated and that negotiations are terminated unless the parties shall have entered into the Definitive Agreement (the "Exclusivity Period"), none of Seller nor any of its respective directors, officers, agents or representatives will (i) solicit, encourage, initiate or participate in any negotiations or discussions with respect to, any offer or proposal to acquire all or any portion of the Business or the Assets whether by purchase of assets or otherwise, (ii) disclose any information not customarily disclosed to any person concerning the Business or the Assets or afford to any person or entity access to the properties, books or records of the Business or the Assets or (iii) cooperate with any person to make any proposal to purchase all or any part of the assets of the Business or the Assets (directly or indirectly) other than inventory or non-essential or excess assets sold in the ordinary course of business. The Exclusivity Period may be extended to September 30, 1999 at Purchaser's option by written notice to Seller if, on or prior to August 1, 1999, Purchaser offers to extend a loan of $500,000 to Seller to help finance the continued operations of Seller pending the closing of the Acquisition. The terms of any such loan shall provide that the loan be secured by a first priority perfected security interest in all assets of Seller, bear interest at the rate of 6% per annum, be due and payable September 30, 1999, and be convertible, at Purchaser's option, into Seller's Common Stock at then current market prices.


                                       7.

               Section 17. Expenses. Except as is otherwise provided herein, each party hereto shall be responsible for its own expenses incurred in connection with this agreement, the Definitive Agreement and the consummation of the transactions contemplated hereby and thereby. This provision shall survive the termination of this agreement. In the event that (i) Seller shall determine after the date hereof to terminate negotiations regarding the Acquisition (whether or not permitted hereby) in order to seek or entertain a proposal for the purchase of all or a portion of the Business or the Assets or (ii) Seller sells, or agrees to sell, all or a portion of the Business or the Assets within the twelve month period following the termination hereof or the Definitive Agreement, Seller shall promptly reimburse to Purchaser, upon receipt of invoices, Purchaser's and its affiliates' out-of-pocket expenses incurred in connection with the Acquisition including, without limitation, legal fees, accounting fees, independent consultant fees and other miscellaneous out-of-pocket expenses. There shall be no obligation of Seller under clause (ii) of this Section 17 if Purchaser terminates negotiations with Seller regarding the Acquisition in a manner not permitted by this Agreement or if Seller determines that a condition set forth in Section 10(b) above has not been satisfied and such failure of condition is not attributable to the failure of Seller to use it best efforts.

               Section 18. Specific Performance; Injunctive Relief. Purchaser and Seller acknowledge that Purchaser will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Seller set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Purchaser upon any such violation, Purchaser shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Purchaser at law or in equity and Seller hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

               Section 19. Reservation of Rights. Payment of the expenses specified in Section 17 shall not in any manner limit any remedies against Seller that Purchaser may have hereunder or under the Definitive Agreement, or against Purchaser that Seller may have hereunder or the Definitive Agreement, for breach hereof.

               Section 20. Governing Law, Amendments, Etc. This agreement and the Definitive Agreement shall in all respects be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflicts or choice of law. This agreement may only be amended by a written instrument signed by authorized representatives of each of the parties hereto, and may only be terminated by a written instrument signed by the party purporting to terminate the agreement. Purchaser may assign all or a portion of this agreement or the Definitive Agreement to any subsidiary of Purchaser, or any corporation formed by the stockholders of Purchaser. None of such assignments shall relieve Purchaser of any obligations it may have hereunder or under the Definitive Agreement. This agreement may be executed by the parties hereto in counterparts and by telecopy, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.


                                       8.

               Please indicate your acceptance of and agreement to the above by signing as indicated below.

                                            Very truly yours,

                                            SILICON BANDWIDTH, INC.



                                            By:
                                                --------------------------------
                                                Alan E. Salzman
                                                Chairman



Accepted and Agreed to this ________ day of May, 1999.

THE PANDA PROJECT, INC.


By:
    -------------------------------
    Name:
    Title:

                                       9.

                                    EXHIBIT A

                                     Assets

The Assets include all assets and property used in, or necessary for the operation of, the Business, including, without limitation, the Approvals, the Equipment, the Contracts, Intellectual Property, Inventory, Receivables, Documents and the Intellectual Property, and the Intellectual Property used in, or necessary for the operation of, the computer systems business of Seller, but excluding the Excluded Assets.

Approvals means all permits, authorizations, licenses and other governmental and third party rights and privileges necessary to operate the Business as currently conducted.

Contracts has the meaning described in the agreement.

Documents means all books, records, diskettes or other electronics media, logos and manuals owned or, to the extent legally transferable, used by the Business and related to its operations.

Equipment means all furniture, fixtures and all equipment supporting the Business (including remanufacturing equipment).

Intellectual Property means patents, trade and service marks, designs, drawings, software, tradenames, copyrights, mask works, applications therefor, licenses thereof, and similar intangible property.

Inventory means all inventory used in connection with the Business.

Receivables means all accounts receivable of Seller outstanding as of the Closing Date.

Excluded Assets means cash, bank accounts, minutes books and other corporate documents and tax refunds, plus those assets (other than assets constituting Intellectual Property) exclusively used in the computer systems business of Seller which are not necessary or useful to carry on the Business, as now conducted or as to be conducted by Purchaser in the future.

                                    EXHIBIT B

                            Form of Voting Agreement

                                    EXHIBIT C

                               Assumed Liabilities



                           (i) The trade accounts payable of Seller outstanding on the Closing Date (up to a maximum amount of $300,000);

                           (ii) Specific items included in the accrued payroll and benefits account of Seller outstanding on the Closing, which shall not exceed $100,000;

                           (iii) Specific items included in the "other current liabilities" account of Seller outstanding on the Closing Date, which shall not exceed $100,000;

                           (iv) The executory liabilities and obligations of Seller to be performed after the Closing Date under each Contract in effect on the Closing Date; and

                           (v) Up to $2,000,000 of indebtedness of Seller to Helix (PEI) Inc., effective upon such indebtedness' restructuring as described in Section 4 of the Voting Agreement.

                                    EXHIBIT D


                         Terms of Stockholders Agreement

Transfer Restrictions.       Any Purchaser Common Stock held by Seller would not
                             be transferable for a period of five years from the Closing Date, except pursuant to the drag along and registration rights referred to below or, after Purchaser is a publicly traded Company, to the shareholders of Seller.

Voting. Seller shall agree to vote its shares of Purchaser Common Stock proportionately in accordance with the vote of all other holders of the Capital Stock of Purchaser.

Drag Rights.                 Holders of 50% or more of Purchaser Series A
                             Preferred Stock, in connection with the disposition of 50% or more of Purchaser Series A Preferred
                             Stock, may require the holders of Purchaser Common
                             Stock to sell their shares on the same terms as the 50% or more holders.

First Refusal.               Right of first refusal in favor of Purchaser and
                             other holders in all sales (other than drag sales and registered sales).

Registration                 Rights. Available to holders of Common Stock on
                             substantially the same terms as Purchaser Series A
                             Preferred Stock subject to customary underwriter cutbacks and other customary terms.

Purchaser Series A           Non-cumulative 6% dividends (will not ever be
Preferred Stock Terms.       declared); participating preferred on Purchaser
                             liquidation (including merger or sale); weighted average anti-dilution protection; pro-rata right of first refusal on future Purchaser stock issuances;
                             ability to appoint majority of Purchaser Board of Directors.

                                      D-1